UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 ) (1)

                          IPC Information Systems, Inc.

                                (NAME OF ISSUER)

                     Common Stock, par value $0.01 per share
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                         (TITLE OF CLASS OF SECURITIES)

                                    44980K107
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                                 (CUSIP NUMBER)

       Daniel Utevsky, Esq., Vice President, General Counsel and Secretary
                          IPC Information Systems, Inc.
                       Wall Street Plaza, 88 Pine Street,
                     New York, New York 10005 (212) 825-9060
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       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                           NOTICES AND COMMUNICATIONS)

                                 April 10, 1998
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued On Following Pages)

                              (Pages 1 of 6 Pages)
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         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


                               (Page 1 of 6 Pages)

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                                  SCHEDULE 13D

CUSIP No.  44980K107                                                                              Page 2 of 6 Pages

1.          (i)      NAME OF REPORTING PERSON...................................................Richard P. Kleinknecht
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.....................................###-##-####
            (ii)     NAME OF REPORTING PERSON...................................................Suzanne W. Kleinknecht
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.....................................###-##-####
            (iii)    NAME OF REPORTING PERSON.........................................................Eric Kleinknecht
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.....................................###-##-####

2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) / /
                                                                                                    (b) / /

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3.          SEC USE ONLY
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4.          SOURCE OF FUNDS*
            N/A
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5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(E)                                              / /
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6.          CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

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                   7.      SOLE VOTING POWER
                           (i)      Richard P. Kleinknecht          0
                           (ii)     Suzanne W. Kleinknecht          0
NUMBER                     (iii)    Eric Kleinknecht                0
OF                 8.      SHARED VOTING POWER
SHARES                     (i)      Richard P. Kleinknecht          3,453,398
BENEFICIALLY               (ii)     Suzanne W. Kleinknecht          1,000,000
OWNED                      (iii)    Eric Kleinknecht                600,850
BY                 9.      SOLE DISPOSITIVE POWER
EACH                       (i)      Richard P. Kleinknecht          0
REPORTING                  (ii)     Suzanne W. Kleinknecht          0
PERSON                     (iii)    Eric Kleinknecht                0
WITH:              10.     SHARED DISPOSITIVE POWER
                           (i)      Richard P. Kleinknecht          3,453,398
                           (ii)     Suzanne W. Kleinknecht          1,000,000
                           (iii)    Eric Kleinknecht                600,850
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11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            (i)      Richard P. Kleinknecht             3,453,398
            (ii)     Suzanne W. Kleinknecht             1,000,000
            (iii)    Eric Kleinknecht                   600,850

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                               (Page 2 of 6 Pages)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                          /X/
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         (i)      Richard P. Kleinknecht             32.2%
         (ii)     Suzanne W. Kleinknecht             9.3%
         (iii)    Eric Kleinknecht                   5.6%
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14.      TYPE OF REPORTING PERSON*
         (i)      Richard P. Kleinknecht             IN
         (ii)     Suzanne W. Kleinknecht             IN
         (iii)    Eric Kleinknecht                   IN



                               (Page 3 of 6 Pages)

                                  SCHEDULE 13D

       JOINT SCHEDULE 13D FOR SUZANNE W. KLEINKNECHT, ERIC KLEINKNECHT AND
                             RICHARD P. KLEINKNECHT

         This Schedule 13D relating to the common stock, par value $.01 per share, of IPC Information Systems, Inc. (the "Company") ("Common Stock") is being filed by Richard P. Kleinknecht pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934 to amend Schedule 13D originally filed October 13, 1994, as amended by Amendment No. 1 filed October 20, 1995 and Amendment No. 2 filed December 30, 1997, and by Suzanne W. Kleinknecht, Richard P. Kleinknecht's wife ("Suzanne Kleinknecht"), and by Eric Kleinknecht, Richard and Suzanne Kleinknecht's son, pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934 to amend the Joint Schedule 13D originally filed December 30, 1997. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth on Schedule 13D for Richard P. Kleinknecht, as amended, and as set forth on the Joint Schedule 13D for Richard P. Kleinknecht, Suzanne Kleinknecht and Eric Kleinknecht.

ITEM 4.           PURPOSE OF TRANSACTION

         Item 4 is hereby amended by adding the following language after the third paragraph:

         On April 10, 1998, the Company mailed a Proxy Statement/Prospectus to holders of Common Stock in connection with the solicitation of proxies by the Company's board of directors for use at an annual meeting of the Company's stockholders on April 30, 1998 (the "Annual Meeting"). Among the matters to be considered at the Annual Meeting are proposals to approve and adopt an Agreement and Plan of Merger, dated as of December 18, 1997, as amended and restated, by and between AAC and the Company and to approve certain amendments to, and the restatement of, the Company's certificate of incorporation. As indicated in the Proxy Statement/Prospectus, Richard Kleinknecht and his family members have advised the Company of their intent to receive $21 per share in cash in return for their sale to the Company of 3,072,744 shares of Common Stock (which number also includes 298 shares of Common Stock owned by Richard and Suzanne Kleinknecht's daughter, Lisa Kleinknecht). As indicated above, Richard Kleinknecht, pursuant to the Stockholders Agreement, has agreed to elect to retain an aggregate of up to 380,952 shares of Common Stock in the surviving entity; however, as indicated in the Proxy Statement/Prospectus, Richard Kleinknecht's stock election is subject to proration, and, as a result, in the event of a stock proration, he would receive a lesser, prorated number of shares of stock in the surviving entity, plus cash in lieu of shares of stock in the surviving entity.

         At the present time, other than the actions described in the preceding paragraph, Richard Kleinknecht, Suzanne Kleinknecht and Eric Kleinknecht have no specific plans or proposals that would relate to or result in any of the actions specified in clauses (a) through (j) of Item 4. However, Richard Kleinknecht, Suzanne Kleinknecht and Eric Kleinknecht may consider any such plans or proposals in the future, if deemed appropriate. If the Merger is consummated, the membership of the board of directors, the certificate of incorporation, the bylaws and capitalization of the Company will change, and there is a possibility that the Common Stock would no longer be listed on Nasdaq or any other public securities market and that the Common Stock would be deregistered under the Securities Act, as amended.


                               (Page 4 of 6 Pages)

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended by deleting the second, third and fourth paragraphs and replacing them as follows:

         Richard Kleinknecht is currently the beneficial owner of 3,453,398 shares of Common Stock, representing 32.2% of the shares of Common Stock (based on 10,740,445 shares of Common Stock outstanding on April 8, 1998). This includes (a) 1,552,273 shares owned directly by Richard Kleinknecht, (b) 1,000,000 shares held in the RK Trust, (c) 300,275 shares held in a trust for the benefit of Lisa Kleinknecht, the trustees of which are Mark Kleinknecht and Lisa Kleinknecht; (d) 300,275 shares held in a trust for the benefit of Mark Kleinknecht, the trustees of which are Mark Kleinknecht and Eric Kleinknecht; and (e) 300,575 shares held in a trust for the benefit of Eric Kleinknecht, the trustees of which are Mark Kleinknecht and Eric Kleinknecht. Eric Kleinknecht, Lisa Kleinknecht and Mark Kleinknecht are the children of Richard Kleinknecht.

         Suzanne Kleinknecht is currently the beneficial owner of 1,000,000 shares of Common Stock, representing 9.3% of the shares of Common Stock (based on 10,740,445 shares of Common Stock outstanding on April 8, 1998). This consists of the 1,000,000 shares of Common Stock held in the RK Trust, the trustees of which are Richard Kleinknecht and Suzanne Kleinknecht.

         Eric Kleinknecht is currently the beneficial owner of 600,850 shares of Common Stock, representing 5.6% of the shares of Common Stock (based on 10,740,445 shares of Common Stock outstanding on April 8, 1998). This includes
(a) 300,575 shares of Common Stock held in a trust for the benefit of Eric Kleinknecht, the trustees of which are Eric Kleinknecht and Mark Kleinknecht, and (b) 300,275 shares of Common Stock held in a trust for the benefit of Mark Kleinknecht, the trustees of which are Mark Kleinknecht and Eric Kleinknecht.

         Richard Kleinknecht has the sole power to vote or to direct the vote and to dispose or to direct the disposition with respect to 0 shares of Common Stock. Richard Kleinknecht shares the power to vote or to direct the vote, and to dispose or to direct the disposition, of 3,453,398 shares of Common Stock.



                               (Page 5 of 6 Pages)

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: April 23, 1998


                                         By:  /s/ Richard P. Kleinknecht
                                              -------------------------------
                                                  Richard P. Kleinknecht

                                         By:  /s/ Suzanne W. Kleinknecht
                                              -------------------------------
                                                  Suzanne W. Kleinknecht

                                         By:  /s/ Eric Kleinknecht
                                              -------------------------------
                                                  Eric Kleinknecht



                               (Page 6 of 6 Pages)